SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 19, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish  Power  plc  ("the  Company")  announces  that  on 12  June  2006,  the  following  Directors/Persons  Discharging  Managerial
Responsibility,  purchased  Partnership  Shares and were  awarded  Matching  Shares  under the Inland  Revenue  approved  ScottishPower
Employee  Share  Ownership  Plan  (ESOP).  The Shares were  purchased/allocated  at £5.69 per share  under the terms of the ESOP.  As a result of these awards,  the Company was notified today, that the individual  interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                            Partnership Shares      Matching       Shares        Total Interest in
                            Ordinary Shares of      Ordinary   Shares  of        Ordinary  Shares of 42p
                            42p                     42p                          each following this
                                                                                 notification*

John Campbell               22                      8                            15,615
Keith Cochrane              22                      8                             4,915
Stephen Dunn                22                      8                            15,932
Willie MacDiarmid           22                      8                            26,449
Susan Reilly                22                      8                            14,771
David Rutherford            22                      8                            15,130

*All less than 1% of the issued share capital

Donald McPherson, Deputy Company Secretary

Telephone: 0141 566 4798

19 June 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 19, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary